

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Christopher D. Cook
Senior Vice President, Treasurer and Chief Financial Officer
MutualFirst Financial, Inc.
110 East Charles Street
Muncie, Indiana 47305-2419

> **Re: MutualFirst Financial, Inc.**
> **Form 10-K for the fiscal year ended**
> **December 31, 2009**

Dear Mr. Cook:

    We have completed our review of your filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief